CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

October 26, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0409
Washington, D.C. 20549

Attn:	Ms. Karen J. Garnett
Mr. Matthew Maulbeck
Mr. Steven Jacobs
Mr. David Roberts
Re:	Birch Branch, Inc.
Registration Statement on Form SB-2, Amendment No. 1
Filed October 25, 2005
File No. 333-126654

Ladies and Gentlemen:

          On behalf of Birch Branch Inc., a Colorado corporation ("Birch Branch"), filed herewith is Amendment No. 1 ("Amendment No. 1") to the Registration Statement (Securities and Exchange Commission file number 333-126654) filed by Birch Branch on July 15, 2005 (the "Registration Statement"). This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") addressed to Mr. Michael Schumacher, President of Birch Branch, and transmitted to the undersigned on August 17, 2005, regarding the Registration Statement. The enclosed Amendment No. 1 has been marked to show changes from the Registration Statement.

          Birch Branch's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter of August 17, 2005. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the blacklined version of Amendment No. 1. The responses provided herein are based on discussions with, and information furnished by, Birch Branch, Inc. and their respective advisors.

General

1.        Comment: Update your financial statements pursuant to Item 310(g) of Regulation S-B.

          Response: Birch Branch's financial statements have been updated in accordance with Item 310(g) of Regulation S-B.
2.

Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

          Response: Supplementally, please be advised that Birch Branch does not intend to use any graphics, maps, photographs or other artwork in the prospectus.

3.        Comment: Please number the pages of the registration statement.

          Response: The pages of the registration statement have been numbered.
4.

Comment: We note that you are registering a distribution of Birch Branch shares that the directors of PIDV approved in 2002. Please tell us whether the shares were offered to PIDV shareholders before you filed this registration statement. Describe to us all communications between the board and PIDV shareholders, including any public announcements regarding the distribution. If you commenced the offering privately, you may not complete it as a registered public offering. Also, please tell us whether your registration statement on Form 10, which described the distribution, should be viewed as a general solicitation.

          Response: Supplementally, please be advised that the shares to which this registration statement relates were not offered to PIDV shareholders before the filing of this registration statement. Since the declaration of the spin-off dividend in 2002, the shares have been held in trust pending registration. Other than the filing of the Form 10 and this registration statement, there has been no public communication and no communication with PIDV shareholders related to the spin-off. The Form 10 should not be viewed as a general solicitation because it did not represent an offer to sell any securities of Birch Branch or PIDV. The dividend had already been declared, and payment (distribution) has been awaiting completion of the registration of the shares.

Summary

5.

Comment: In the second to last paragraph, you state that "Mr. Schumacher could be deemed to be an underwriter." Please revise this disclosure to note that Mr. Schumacher is in fact an underwriter. Also, please move this disclosure to the cover page of the prospectus. Refer to Item 501 of Regulation.

          Response: The disclosure related to Mr. Schumacher has been revised in compliance with this comment. See the cover of the prospectus and page 12 of the registration statement.
6.

Comment: We note that Amendment No. 1 to your 10-SB, filed on November 12, 2004, states that your Studio was 90% complete and it should be finished by December 31, 2004. Amendment No. 2 to your form 10-SB, filed on February 1, 2005, states that the Studio is 95% complete and you estimate that it will be finished by February 28, 2005. In the last full paragraph of this section, you state that construction on the studio is 97% complete. Please tell us why the estimated time of completion has been delayed. We may further comment based on your response.

          Response: Supplementally, please be advised that construction of the studio was delayed because one of the contractors on the project agreed to reduce his rates in exchange for postponing the completion of the agreed upon work.
7.

Comment: Please revise to clarify whether your primary business will be operation of the museum and bed and breakfast facility, or if you intend to lease the property to a third party for that purpose.

          Response: The disclosure has been clarified throughout the prospectus to show that Birch Branch's primary business will be the operation of the bed and breakfast facility.

Risk Factors, page 2
8.	Comment: Please include a risk factor discussing the risk of control by your largest shareholder, Michael Schumacher.

          Response: In response to this comment, a risk factor has been added to page 9 of the registration statement.
9.

Comment: Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Currently, many of your subheadings merely state a fact. For example, one risk factor subheading states No broker or dealer has committed to create or maintain a market in our stock. Please revise your subheadings to highlight the specific risk that results from the stated fact.

          Response: The risk factor subheadings have been revised throughout to comply with this comment.
10.

Comment: Please add a risk factor noting your reliance on Michael Schumacher. Please note whether you have an employment agreement with Mr. Schumacher. This disclosure should also include, but not be limited to, the risk posed by losing his financial resources, knowledge and business contacts.

          Response: In response to this comment, a risk factor has been added to page 9 of the registration statement.
11.

Comment: We note that a number of your risk factors appear to be generic to all public companies. For instance, refer to the risk factor under the subheading General economic conditions may adversely affect our financial condition and results of operations. Please revise to ensure that each risk factor describes the specific risks to your company.

          Response: To comply with this comment, certain risk factors have been revised or deleted.

We have a history of losses and expect losses to continue for the foreseeable future.
12.

Comment: Please revise to state your highly leveraged position and that you have not generated revenues since your inception. Also, please revise to note your cash balance as of the most recent practicable date.

          Response: The first and third risk factors on page 7 have been revised to include the requested disclosure.

Over-the-counter stocks are very risky.
13.

Comment: You state that "other factors, such as new product development...may adversely affect the market price of the common stock." Please state the type of product developments that adversely affect the market price of the common stock.

         Response: This risk factor has been deleted. After further review, Birch Branch determined that it was generic to all public companies and did not describe a specific risk to Birch Branch.

Issuances of our stock could dilute current shareholders and aversely affect the market price of our common stock if a public trading market develops.
14.

Comment: Please combine this risk factor with the risk titled The terms upon which we may obtain additional capital may be dilutive to current shareholders or otherwise require unfavorable concessions, due to the repetitive disclosure contained in these risk factors.

          Response: These risk factors have been combined and revised to comply with this comment. See page 8 of the registration statement.

Development and construction risks could adversely affect our profitability.
15.	Comment: We note that you list numerous risks in bulleted form. Please separately describe each material risk.

          Response: Supplementally, please be advised that this risk factor has been deleted because Birch Branch does not currently intend to develop further its existing property and construction of the bed and breakfast has been completed.

The Spin-Off and Plan of Distribution

Record Date
16.

Comment: You state that the record date for the distribution to PIDV shareholders is November 26, 2002, and that individuals who have bought their common shares after the record date are not entitled to participate in the distribution. Please tell us how you will identify and locate the individuals that held PIDV shares as of November 26, 2002.

          Response: Supplementally, please be advised that in his capacity as trustee, Mr. Schumacher ordered and has retained a list of PIDV shareholders as of the record date.

Distribution Date
17.

Comment: You state that "[i]f you hold your PIDV common shares in a brokerage account, your shares of our common stock will be credited to that account. If you hold PIDV shares in a certificated form, a certificate representing your shares of our common stock will be mailed to you." Given that PIDV is now U.S. MedSys Corp., please advise us how it is possible that anyone currently holds shares of PIDV. Also, please revise to explain whether individuals that held PIDV shares on the record date but no longer hold those shares will be entitled to receive shares of your common stock in the distribution.

          Response: The disclosure has been revised to explain that certificates representing Birch Branch shares will be mailed to the last known record address for PIDV shareholders on the record date. See page 11 of the registration statement.
18.	Comment: Please revise to identify Mr. Schumacher as the trustee.

          Response: The disclosure has been revised to identify Mr. Schumacher as the trustee. See page 11 of the registration statement.

Management's Discussion and Analysis or Plan of Operation
19.

Comment: Please disclose your critical accounting estimates. Refer to the guidance of FR 72. We believe that at a minimum, you should provide disclosure about critical accounting estimates, policies and assumptions related to your long-lived assets and your related impairment assessments.

          Response: The disclosure has been revised and the requested information appears on pages 17-18 of the registration statement.
20.	Comment: Please revise to include a discussion of whether your business will be subject to seasonality. Refer to Item 303(b)(1)(vii) of Regulation S-B.

          Response: The disclosure has been revised to discuss seasonality considerations. The revised disclosure appears on page 18 of the registration statement.

Plan of Operation for March 31, 2005 to March 31, 2006
21.

Comment: You state in the first sentence that you intend to market the bed and breakfast rental facility and museum by local advertising. In the same paragraph, you state that you have no plans for marketing beyond referrals. Please revise to reconcile these two statements.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure can be found on page 18 of the registration statement.
22.	Comment: Please disclose the estimated costs of conducting your marketing campaign.

          Response: The disclosure has been revised to state that the cost of conducting the marketing campaign will be insignificant. See page 18 of the registration statement.
23.

Comment: In the last sentence, you state "management does not anticipate any revenues until the capital improvements are completed, or following the conclusion of a merger or acquisition, as contemplated by our business plan." Please revise to provide detailed disclosure regarding your business plan to enter into a merger or acquisition.

          Response: The disclosure related to a merger or acquisition has been deleted as management does not currently have plans to enter into a merger or acquisition.
24.

Comment: Please discuss in more detail the basis for management's belief that rental income will be sufficient to cover operating costs for the foreseeable future. Disclose when you expect to begin generating revenues. Also, please indicate whether operating costs will increase when you commence operations. If so, describe the reasons for such increase and, if possible, quantify the anticipated increase.

          Response: The disclosure has been revised to state when Birch Branch expects to begin generating revenues and to describe the expected increase in operating costs resulting from the commencement of operations. The statement that rental income will be sufficient to cover operating expenses has been deleted as current projections do not support such a statement. See page 18 of the registration statement.
25.

Comment: If you wish to include disclosure regarding your results of operations, please provide disclosure for the nine months ended March 31, 2005. This disclosure should include a discussion of the $9,592 in operating fees that you incurred during that period.

          Response: In accordance with Item 310(g) of Regulation S-B the disclosure has been revised to include results of operations for the last two fiscal years. See page 19 of the registration statement.

Liquidity and Capital Resources
26.	Comment: Please revise your disclosure to note the estimated cost and time of completion of the studio.

          Response: The disclosure has been revised to state that the construction of the studio has been completed. See page 19 of the registration statement.

Financial Position
27.

Comment: Your financing agreement with your President, filed as Exhibit 10.1, states that he agrees to provide working capital to the extent necessary to you through the year ended June 30, 2005. In this section, you state that your President has agreed to proved advances sufficient to cover working capital needs through June 30, 2006. Please advise us whether this agreement to provide working capital through June 30, 2006 is a written agreement and if it is please file it as an Exhibit.

          Response: Mr. Schumacher has entered into a written agreement with Birch Branch to provide working capital through June 30, 2006. The agreement to provide working capital has been filed as an exhibit to the registration statement. See Exhibit 10.2.
28.

Comment: In the notes to the financial statements, you state that your President has advanced you $333,053. You also state that your President has agreed to fund up to an additional $15,855 for a total of $348,908 ($333,053 + $15,855). Exhibit 10.1 states that your President has agreed to advance funds totaling up to $350,000 for the construction of your studio. Please advise us as to why your President will only provide funding of $348,908.

          Response: As per his new agreement with Birch Branch, Mr. Schumacher has in fact advanced, including accrued interest, approximately $410,000. In addition, Mr. Schumacher has agreed to advance additional funds through June 30, 2006 to the extent necessary to cover any working capital deficit. See revised disclosure on page 19 of the registration statement.

Business
29	Comment: Please revise to state the competitive business conditions and your competitive position in the industry and methods of competition. Please refer to Item 101(b)(4) of Regulation S-B.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure appears on page 20 of the registration statement.

Current Business-Birch Branch, Inc.
30.	Comment: Please advise us if you have a website, and if you do, tell us the address of the website. Also, if you have a website please consider disclosing the address of your website in this section.

          Response: Supplementally, please be advised that Birch Branch does not have a website.
31.	Comment: You note that you "are principally in the real estate investment business." Please revise to note what other types of businesses you are involved in.

          Response: The disclosure has been revised to clarify that Birch Branch's only business at this time is operation of the bed and breakfast facility. See page 20-21 of the registration statement.

Effect of Governmental Regulations: Compliance with Environmental Laws
32.

Comment: You state that "no assurances can be made that our intended use will meet zoning requirements." Please revise to note if you have already applied for zoning approval, and if you have, where you are in the zoning approval process.

          Response: Please refer to the response for comment no. 33 below.
33.

Comment: In the Summary section, you state that you are the "owner of five residential lots." Please revise this section to state whether your property is in a residential zone, and if it is, why you believe that you will be able to run a business on the property.

          Response: Supplementally, please be advised that Birch Branch has informed us that residential property located in Keith County, Nebraska, where Birch Branch's property is located, may be used as a bed and breakfast under existing zoning regulations.

Property
34.

Comment: You state that in the past you "principally invested in real estate for possible capital gains." Please revise this section to provide further detail on your past investment activities, including the type and number of properties you invested in. Also, provide the disclosure required by Items 13, 14, and 15 of Form S-11 as applicable. Refer to Instruction B.2 of Form SB-2.

          Response: The purchase of the five real estate lots in Nebraska is the only real estate investment that the Company has made since its inception. Consequently, the statement regarding investments in other real estate has been deleted. To the extent applicable, disclosure has been added to comply with Instruction B.2 of Form SB-2. The revised disclosure can be found on page 21 of the registration statement.

35.	Comment: Please revise to state the type of properties in which you might invest. Refer to Item 102(b) of Regulation S-B.

          Response: Supplementally, please be advised that Birch Branch does not currently have plans to invest in other properties.
36.	Comment: Please revise to indicate any limitations on the number or amount of mortgages which may be placed on any one piece of property. Refer to Item 102(b) of Regulation S-B.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure can be found on page 21 of the registration statement.
37.

Comment: Please revise to describe your policy with respect to investing in real estate, indicating whether your policy may be changed by your executives without a vote of security holders and what percentage of assets you may invest in any one property. Refer to Item 102(b) of Regulation S-B.

          Response: Supplementally, please be advised that Birch Branch does not currently intend to invest in other real estate, and has not adopted a policy governing further real estate investing activity.

Directors, executive officers and key employees

Michael Schumacher
38.	Comment: Please revise to state the nature of the business for each company where Mr. Schumacher has worked during the last five years.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure can be found on page 22 of the registration statement.

Certain Relationships and Related Transactions
39.	Comment: You state that you were advanced $9,279 by a related party. Please revise to disclose the identity of the related party. Also, please revise to state the material terms of the $9,279 advance.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure can be found on page 25 of the registration statement.

Federal Securities Laws Consequences
40.	Comment: Please revise to disclose the number of shares that will be owned by affiliates after this offering and that may be resold under Rule 144.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure can be found on page 29 of the registration statement.

Where You Can Find More Information
41.	Comment: Please revise to note that the public reference room is located in Room 1580, 100 F Street N.E., Washington, D.C. 20549.

          Response: The disclosure has been revised to comply with this comment. See page 32 of the registration statement.

Financial Statements

Note 1 - Organization and summary of accounting policies

Revenue Recognition
42.

Comment: Revise to include your anticipated sources of revenue and the related revenue recognition policies you will follow when you commence revenue generating activities. This discussion should disclose whether or not you will recognize rental income on a straight-line basis.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure can be found on page F-9 of the registration statement.

Long-Lived Assets
43.	Comment: Revise to include your policies related to your annual long-lived asset impairment assessment and the subsequent accounting when an impairment has occurred. Reference is made to SFAS 144.

          Response: The disclosure has been revised to comply with this comment. The revised disclosure can be found on page F-9 of the registration statement.

Part II

Item 28. Undertakings
44.	Comment: Please tell us why you have included the undertakings required by Item 512(a) of Regulation S-B.

          Response: The Item 512(a) undertaking has been deleted.

Exhibit 5.0 - Legal Opinion
45.

Comment: We note that counsel's opinion states the shares to be distributed "have been" validly issued and "are" fully paid and nonassessable. Since the shares have not yet been issued, it is not appropriate for counsel to opine that they "have been" validly issued and "are" fully paid and nonassessable. Instead, counsel must opine on validity of the shares that will be issued in the distribution. Please file a revised opinion.

          Response: Supplementally, please be advised that the shares were issued to Mr. Schumacher, as trustee, to be held in trust until the registration of the shares. The issuance of the shares was approved by Birch Branch's board of directors in November 2002.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

cc:    Michael Schumacher